FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA’s Annual Shareholders Meeting elects four new members of the Board of Directors and approves modification to 2015 results

May 2, 2016, Mexico City – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), announced today that its Annual General Shareholders’ Meeting, held on April 29, 2016, elected four new directors, including one independent director, and elected the Chairs of the Board Committees. In addition, the Shareholders’ Meeting approved the audited financial statements that reported a consolidated net loss of Ps. 19,764 million for 2015, an increase of Ps. 5,931 million as compared to the preliminary full-year results reported on March 30, 2016.

The Board of Directors has nine members, including five independent directors. The Chairs and all the members of the Board Committees are independent directors.

Board Member	Position
1. Bernardo Quintana Isaac	Chairman/Patrimonial
2. Luis Fernando Zárate Rocha	Patrimonial
3. Sergio Fernando Montaño León	Patrimonial
4. Guadalupe Phillips Margain	Patrimonial
5. Carlos Guzmán Bofill	Independent
6. Elsa Beatriz García Bojorges	Independent
7. Bernardo Sepúlveda Amor	Independent
8. Jorge Ricardo Gutiérrez Muñoz	Independent
9. Luis Guillermo Zazueta Domínguez	Independent

The new patrimonial board members are Luis Fernando Zárate, Sergio Fernando Montaño León and Guadalupe Phillips Margain. The new independent board member is Luis Guillermo Zazueta Domínguez. Their biographies are available on the Company’s website.

The Shareholders’ Meeting elected the following Chairs of the Board committees:

•	Chair of the Audit Committee: Ms. Elsa Beatriz García Bojorges
•	Chair of the Corporate Practices Committee: Mr. Carlos Guzmán Bofill

As regards the audited financial statements approved by the Shareholders’ Meeting, the increased loss compared to the preliminary results resulted almost entirely from the write-off of deferred tax assets. The Company retains the right to amortize these losses over the following six to 10 years, depending on future results.

The principal differences between the 2015 results as originally reported on March 30, 2016 and the audited financial statements are shown below:

The income statement and balance sheet as approved by the Shareholders’ Meeting are attached.

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.mx

For more information, please contact: Gabriela Orozco gabriela.orozco@ica.mx Christianne Ibañez christianne.ibanez@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3012	Pablo García pablo.garcia@ica.mx Chief Financial Officer In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2016	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer